Dear Taubman Centers Associates:

As you may know, in December Taubman Centers filed a motion with the Federal Court asking it to dismiss Simon Property Group's claim that the issuance of the Series B stock to the Taubman family in 1998 was invalid under Michigan's Control Share Acquisitions Act -- the claim that we believe is at the heart of Simon's lawsuit. Yesterday, the Federal Court granted our motion to dismiss that claim.

The Court also set a timetable for additional proceedings in the case and scheduled a hearing on March 21 to hear arguments concerning a motion from Simon for a preliminary injunction. You may have noticed that Simon issued a press release yesterday indicating that it will "be allowed" to press certain claims on March 21. The Court's order was silent as to which claims Simon will be allowed to present, if any, or what relief Simon will be allowed to seek at the March 21 hearing.

While litigation regarding other claims that were also brought by Simon will continue, we are gratified by the Court's decision to dismiss this central claim. To date, we have not filed our formal response with respect to any of Simon's other claims, but we continue to maintain that Simon's litigation is entirely without merit. We will keep you updated as events progress.